

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

June 11, 2008

Aurios Inc.
Attn: Paul Attaway
1741 W. University Drive, Suite 146
Tempe, AZ 85281

> **Re:** **Aurios Inc.**
> **Form S-1**
> **Filed May 13, 2008**
> **File No. 333-150881**

Dear Mr. Attaway:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note you are registering the resale of all of your outstanding common stock as well as all of the common stock issuable upon conversion of your outstanding preferred stock. All of the 896,000 shares of your outstanding common stock are being offered by two officers and directors and two large shareholders. Additionally, the 460,000 shares being offered by purchasers in your 2007 private placement will apparently be, upon conversion, all of your outstanding common stock held by non-affiliates. Given the amount of shares being offered, the nature

of the selling stockholders, and the time period that such stockholders have held their shares, it appears that this is an indirect primary offering by the company. Therefore, please fix the offering price for the duration of the offering and identify the selling stockholders as underwriters. If you disagree, please provide us with a detailed analysis of why this offering should be treated as a secondary offering.

2. Please update your financial statements to include the interim period ended March 31, 2008. See Rule 8-08 of Regulation S-X. Also, update your management's discussion and analysis for the additional interim period.

3. Include a currently dated consent of the independent accountants in each amendment to the Form S-1. Refer to Item 302 of Regulation S-T.

Registration Statement Cover Page

4. Please note that your Standard Industrial Code is 3651 (Household Audio and Video Equipment) and revise your cover page accordingly.

Available Information

5. We note your statement that you are subject to the informational requirements of the Securities Exchange Act of 1934 and, therefore, file reports, proxy statements and other information with the SEC. Since you will not be required to file proxy statements based only on the filing of this Securities Act registration statement, please clarify whether you intend to register a class of securities under the Securities Exchange Act of 1934.

Prospectus Summary, page 1

6. Where you discuss your products, please disclose the fact that you have generated very limited revenues in the past few years and have done little to support these products since 2004 due to lack of resources. Also disclose your history of net losses and the substantial doubt about your ability to continue as a going concern.

The Offering, page 2

7. Please remove the proposed OTC Bulletin Board symbol since an application for quotation has not been filed for your common stock. Also clarify throughout your disclosure that the company cannot file an application for quotation on the OTC Bulletin Board. Rather, a market maker must file an application on its behalf.

Risk Factors, page 4

History of Declining Operating Results, page 4

8.   Significantly expand this risk factor to also discuss your limited revenues and operating activities in the past few years and to identify your net losses and negative cash flow in 2007.

Patents and Intellectual Property Protection, page 5

9.   Please expand to discuss the separate risk related to the fact that the company licenses rather than owns the necessary intellectual property for its products and such license could be terminated. Also highlight that the license is non-exclusive and that TGE could also license the underlying patents to the company's current and future competitors.

There is a limited market . . ., page 5

10.   Clarify that there is currently no public market for your shares.

Competition, page 6

11.   If TGE currently licenses its patents to any of the company's listed competitors or may do so in the future, please discuss.

Selling Security Holders, page 9

12.   We note that particular selling stockholders may not have a present intention of selling their shares. Please explain why you are registering all of your outstanding common shares and all common shares issuable upon conversion of your preferred stock if certain selling stockholders may not have an intention to sell their shares. If a registration rights agreement covers all or a portion of the registered shares, please explain that.

13.   Please confirm that, except as described, no selling stockholder has had a material relationship with you or any of your predecessors or affiliates in the past three years. Refer to Regulation S-K Item 507.

14.   Please tell us whether Double Down Investments or Tappen Investments LLC is a broker-dealer or an affiliate of a broker-dealer. If either is a broker-dealer, please identify it as an underwriter in the prospectus. If either is an affiliate of a broker-dealer, please state in the prospectus, if true, that it purchased its securities in the ordinary course of business and at the time of such purchase such selling

stockholder had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

Plan of Distribution, page 11

15.   Please include the offering price information disclosed on the prospectus cover page in this section.

Description of Securities, page 12

Series A Convertible Preferred Stock, page 12

16.   Please expand your description of the material terms of the outstanding convertible preferred stock. For example, discuss the conversion features, dividend rights, voting rights, redemption rights and any other material features. Also clarify whether pre-emptive rights will expire upon effectiveness of this registration statement.

Description of Business, page 13

Business Strategy, page 13

17.   We note your three-pronged strategy. Please expand your disclosure to provide additional insight into your efforts to date to advance this strategy. For example, discuss your progress in identifying and contracting with a national distributor capable of placing your products in large retailers. Similarly, discuss the efforts you have made to promote the product in the professional recording market and the success of those efforts. Lastly, provide additional detail about the state of your new product development. As you discuss the efforts taken thus far and planned to be taken in the near-term, provide insight into the costs associated with advancing each of these objectives. Provide enough information so that investors can assess your ability to execute these objectives given your limited resources.

License Agreement, page 15

18.   We note that the TGE licensing agreement may be terminated for non-payment and breach, "among other items." Please disclose all material termination provisions.

Sales and Marketing, page 15

19.   Provide additional information about the historical nature and location of your customers as well as distribution methods. Include quantitative disclosure to the extent practicable.

Management's Discussion and Analysis of Financial Condition and Results of Operation, page 19

For the Years Ended December 31, 2007 and 2006, page 19

Liquidity and Capital Resources, page 19

20. Please assess whether or not you believe the $115,000 you raised in 2007 will provide sufficient liquidity to implement your business strategy as described in the prospectus without the need to raise additional capital. Provide this assessment in light of short-term plans and long-term plans (i.e. greater than 12 months). Discuss your capital requirements in the context of expected costs associated with implementing your business strategy.

Controls and Procedures, page 20

21. Your reference to "[t]his annual report" is incorrect. Please correct.

Where to Get More Information, page 29

22. Please note that the SEC's address is 100 F Street, N.E., Washington, DC 20549 and revise your disclosure accordingly.

23. Please disclose your website address. Refer to Regulation S-K Item 101(h)(5)(iii).

24. We note that you will furnish holders of your securities with annual reports and other information "as we determine to be appropriate or as may be required by law." In the event that you are not required by law to deliver an annual report, please disclose whether you will voluntarily send an annual report with audited financial statements to security holders. Refer to Regulation S-K Item 101(h)(5)(i).

Prospectus Back Cover Page

25. Please include the dealer prospectus deliver obligation legend on the back cover page of your prospectus as required by Regulation S-K Item 502(b).

Financial Statements

Statements of Cash Flows, page F-6

26.   It appears the changes in the liability due to related party should be classified as a
         cash flow from financing activities based on the disclosures in Note 2. Tell us
         how you applied the guidance in FAS 95 in determining the presentation of this
         item.

Notes to Financial Statements

Note 1- Summary of Significant Accounting Policies, Nature of Operations and Use of
Estimates
         Revenue recognition, page F-7

27.   We note that you recognize revenues at the time of the sale is completed and
         shipped. Disclose whether the risks and rewards of ownership of the product and
         the title pass to the customers at that time. Refer to Topic 13 of the Staff
         Accounting Bulletins.

Note 2 Related Party Transactions, page F-9

28.   Disclose the nature of Aurios's relationship to the related party disclosed in Note
         2.

Note 6, Going Concern, page F-11

29.   Please refer to the auditor's report at page F-2, which refers to the disclosure in
         Note 6 of management's plans to address the company's ability to continue as a
         going concern. Please revise Note 6 to include a more detailed disclosure of
         management's viable plans to overcome its financial difficulties. Also expand the
         discussion of liquidity and capital resources in MD&A at page 19 to include a
         reasonable detailed discussion of the Company's cash requirements needed to
         support its operations during the twelve months followings the date of the
         financial statements presented in the filing. Refer to Section 607.02 of the
         Codification of Financial Reporting Policies

Part II. Information Not Required in the Prospectus

Recent Sales of Unregistered Securities, page II-1

30.   Please include the required disclosure for your common stock issuances to Mr.
         Attaway, Mr. Louis, Mr. Hoffman, and Mr. Gaines.

Exhibits, page II-2

31.   We note that the exhibit 5.1 legal opinion refers to the shares "when issued" in
        opinion number two. Since 896,000 of the shares being offered are already
        issued, please provide an opinion that those shares <u>are</u> duly and validly issued,
        fully paid and nonassessable and limit the "when issued" opinion to the 460,000
        shares underlying the preferred stock.

32.   Please confirm that there was no purchase agreement or similar agreements
        related to your 2007 private placement of preferred shares. If there was such an
        agreement, please file it as an exhibit or explain to us why you determined you
        were not required to file it as an exhibit pursuant to Regulation S-K Item
        601(b)(10).

Signatures

33.   Please indicate on the signature page who is signing in the capacity of principal
        executive officer and controller or principal accounting officer.

*   *   *   *

        As appropriate, please amend your registration statement in response to these
comments. You may wish to provide us with marked copies of the amendment to
expedite our review. Please furnish a cover letter with your amendment that keys your
responses to our comments and provides any requested information. Detailed cover
letters greatly facilitate our review. Please understand that we may have additional
comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Act of 1933 and that they have provided all information investors require
for an informed investment decision. Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the
accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event the company requests acceleration of
the effective date of the pending registration statement, it should furnish a letter, at the
time of such request, acknowledging that:

·   should the Commission or the staff, acting pursuant to delegated authority, declare the
        filing effective, it does not foreclose the Commission from taking any action with
        respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Gopal Dharia, Staff Accountant, at (202) 551-3353, or Terry French, Accountant Branch Chief, at (202) 551-3810, if you have questions regarding comments on the financial statements and related matters. Please contact John Harrington, Attorney-Adviser, at (202) 551-3576, or me, at (202) 551-3810, with any other questions.

Sincerely,

/s/ Larry Spirgel
Assistant Director

cc: Christian J. Hoffman, III, Esq.
        Quarles & Brady LLP
        Via facsimile: (602) 420-5008